JOINT FILING AGREEMENT

(Pursuant to Rule 13d-1(k)(1))

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each undersigned shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 18, 2026

GLOBAL INVESTMENT VENTURES LLC

Signed by:

By: /s/ [signature]

625A749A9BD04F3...

Name: Anthony R. Bobulinski
Title: Sole Manager

ANTHONY R. BOBULINSKI

Signed by:

Signature: /s/ [signature]

625A749A9BD04F3...